[Letterhead of Olshan Grundman Frome Rosenzweig & Wolosky LLP]

November 25, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

On behalf of CorMedix Inc. (the “Company”), transmitted herewith via the Securities and Exchange Commission’s EDGAR system for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder, is a Registration Statement on Form S-1 (the “Registration Statement”), including exhibits.  This Registration Statement relates to the registration of units, each unit consisting of two shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), and a warrant to purchase one share of Common Stock, and the securities underlying the units in connection with the Company’s initial public offering.

Pursuant to Rule 457(o) under the Securities Act, the Company caused the fee required to be paid in connection with filing the Registration Statement of $1,004.40 to be deposited by wire transfer into the account of the Securities and Exchange Commission at Mellon Bank.

Please direct any questions or comments to undersigned by telephone at 212-451-2261 or by facsimile to 212-451-2222.

Sincerely,

/s/ Yehuda Markovits

Yehuda Markovits